Exhibit 12.2

RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Income from continuing operations before income taxes	$52,606	$120,698	$172,521	$221,349	$234,526
Interest expense	86,899	106,096	92,048	126,869	183,208
Income before fixed charges	$139,505	$226,794	$264,569	$348,218	$417,734

Capitalized interest	$139	$240	$190	$—	$3,701
Interest expense	86,899	106,096	92,048	126,869	183,208
Preferred stock dividends	1,691	—	—	—	—
Total fixed charges and preferred dividends	$88,729	$106,336	$92,238	$126,869	$186,909
Earnings / combined fixed charges and preferred dividends coverage ratio	1.6x	2.1x	2.9x	2.7x	2.2x